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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                           (Name of Subject Company)

                       TRANSPORTATION ACQUISITION I CORP.
                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  479477 10 1
                     (CUSIP Number of Class of Securities)

                                THOMAS M. BEGEL
                       TRANSPORTATION ACQUISITION I CORP.
                       980 N. MICHIGAN AVENUE, SUITE 1000
                            CHICAGO, ILLINOIS 60611
                           TELEPHONE: (312) 280-8844
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

               JOSEPH A. COCO, ESQ.                               DENNIS S. HERSCH, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                     DAVIS POLK & WARDWELL
                FOUR TIMES SQUARE                                  450 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10036                            NEW YORK, NEW YORK 10017
            TELEPHONE: (212) 735-3000                           TELEPHONE: (212) 450-4000
            FACSIMILE: (212) 735-2000                           FACSIMILE: (212) 450-4800

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION*                                           AMOUNT OF FILING FEE
                         $229,346,738                                                      $45,870

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Transportation Technologies Industries, Inc., a Delaware corporation (the "Company"), at a price of $21.50 per Share in cash. As of January 28, 2000, there were (1) 10,322,280 Shares issued and outstanding and (2) 636,168 unexercised options to acquire Shares with an exercise price of less than $21.50 per share under various employee stock option plans of the Company. Based on the foregoing, the transaction value is equal to the sum of (1) the product of 10,322,280 Shares and $21.50 per Share and (2) the product of 636,168 Shares subject to options to purchase Shares with an exercise price of less than $21.50 per share and the difference between $21.50 per Share and the exercise price per Share of such options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: Not applicable.     Filing party: Not applicable.
Form or registration no.: Not applicable.   Date filed: Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    /X/  third-party tender offer subject to Rule 14d-1.
    /X/  issuer tender offer subject to Rule 13e-4.
    /X/  going-private transaction subject to Rule 13e-3.
    /X/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: / /

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
                                  TENDER OFFER

    This Tender Offer Statement on Schedule TO (this "Statement") relates to a joint tender offer by Transportation Acquisition I Corp., a Delaware corporation ("Acquisition"), and Transportation Technologies Industries, Inc., a Delaware corporation (the "Company"), to purchase all shares of common stock, par value $0.01 per share (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 5, 1995, between the Company and BankBoston, N.A., as Rights Agent, of the Company tendered pursuant to the tender offer at $21.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Statement also constitutes Amendment No. 1 to the Schedule 13D originally filed by Thomas M. Begel, Timothy A. Masek, Camillo M. Santomero, III, Kenneth M. Tallering and Andrew M. Weller on December 23, 1999.

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated February 3, 2000.
(a)(2)     Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 3, 2000.
(a)(3)     Letter of Transmittal.
(a)(4)     Notice of Guaranteed Delivery.
(a)(5)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)     Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)     Summary Advertisement dated February 3, 2000.
(a)(9)     Press Release of the Company dated February 3, 2000.
(b)        Not applicable.
(c)        Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of
           Directors of the Company, dated January 28, 2000 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).
(d)(1)     Agreement and Plan of Merger, dated as of January 28, 2000, between Transportation Technologies
           Industries, Inc. and Transportation Acquisition I Corp. (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)).
(e)        Not applicable.
(f)        Section 262 of the Delaware General Corporation Law (included as Annex D of the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)        Not applicable.
(h)        Not applicable.
(i)(1)     Complaint filed in action entitled PHELPS AND WILLISTON V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
           ET AL. (Court of Chancery of New Castle County, Delaware).
(i)(2)     Complaint filed in action entitled BRETON V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(3)     Complaint filed in action entitled GRENING V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).

(i)(4)     Complaint filed in action entitled GANEM V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(5)     Complaint filed in action entitled HOGGE V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(6)     Complaint filed in action entitled BIERACH V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(7)     Complaint filed in action entitled KREOFSKY V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL.
           (Circuit Court of Cook County, Illinois).

                                   SIGNATURES

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                              TRANSPORTATION ACQUISITION I CORP.

                                              By:        /s/ KENNETH M. TALLERING
                                                         ----------------------------------------
                                                         Name: Kenneth M. Tallering
                                                         Title:  Vice President

                                              TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

                                              By:        /s/ ANDREW M. WELLER
                                                         ----------------------------------------
                                                         Name: Andrew M. Weller
                                                         Title:  President and
                                                               Chief Operating Officer

Date: February 3, 2000

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement, insofar as it amends the Statement on Schedule 13D filed on December 23, 1999, is true, complete and correct.

                                                 /s/ THOMAS M. BEGEL
                                                 ------------------------------
                                                 Thomas M. Begel

                                                 /s/ JAMES D. CIRAR
                                                 ------------------------------
                                                 James D. Cirar

                                                 /s/ TIMOTHY A. MASEK
                                                 ------------------------------
                                                 Timothy A. Masek

                                                 /s/ DONALD C. MUELLER
                                                 ------------------------------
                                                 Donald C. Mueller

                                                 /s/ CAMILLO M. SANTOMERO III
                                                 ------------------------------
                                                 Camillo M. Santomero III

                                                 /s/ KENNETH M. TALLERING
                                                 ------------------------------
                                                 Kenneth M. Tallering

                                                 /s/ ANDREW M. WELLER
                                                 ------------------------------
                                                 Andrew M. Weller

Date: February 3, 2000

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER    DESCRIPTION OF EXHIBIT
---------  ---------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase dated February 3, 2000.
(a)(2)     Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 3, 2000.
(a)(3)     Letter of Transmittal.
(a)(4)     Notice of Guaranteed Delivery.
(a)(5)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)     Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)     Summary Advertisement dated February 3, 2000.
(a)(9)     Press Release of the Company dated February 3, 2000.
(b)        Not applicable.
(c)        Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of
           Directors of the Company, dated January 28, 2000 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).
(d)(1)     Agreement and Plan of Merger, dated as of January 28, 2000, between Transportation Technologies
           Industries, Inc. and Transportation Acquisition I Corp. (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)).
(e)        Not applicable.
(f)        Section 262 of the Delaware General Corporation Law (included as Annex D of the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)        Not applicable.
(h)        Not applicable.
(i)(1)     Complaint filed in action entitled PHELPS AND WILLISTON V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
           ET AL. (Court of Chancery of New Castle County, Delaware).
(i)(2)     Complaint filed in action entitled BRETON V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(3)     Complaint filed in action entitled GRENING V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(4)     Complaint filed in action entitled GANEM V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(5)     Complaint filed in action entitled HOGGE V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(6)     Complaint filed in action entitled BIERACH V. BEGEL ET AL. (Court of Chancery of New Castle County,
           Delaware).
(i)(7)     Complaint filed in action entitled KREOFSKY V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL.
           (Circuit Court of Cook County, Illinois).